Via Facsimile and U.S. Mail
Mail Stop 6010


							June 13, 2005


Richard A. Widdicombe
Chief Executive Officer
21st Century Holding Company
3661 West Oakland Park Blvd., Suite 300
Lauderdale Lakes, FL 33311

Re:	21st Century Holding Company
	Amendment #1 to Preliminary Proxy Statement on Schedule 14A
	Filed May 24, 2005
	File Number 0-25001

Dear Mr. Widdicombe:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



SCHEDULE 14A

Possible Future Issuances of Common Stock Pursuant to Our Notes and
Warrants, page 16
1. We note your response to comments 6 and 7. Please revise your range to demonstrate the effects on your common stock if the price trends downward significantly. For example, you may consider revising the worst case to be 50% lower than the base case scenario with incremental changes as appropriate. Also, we note a discrepancy between the courtesy copy and Edgar filed copy of the revised preliminary proxy statement. The Edgar copy includes the information in the text and the courtesy copy includes it as an attachment. There should be no discrepancy between courtesy and Edgar copies. Furthermore we ask that you provide this information in the text rather than as an attachment. Please revise accordingly in your next revised preliminary proxy statement.

Effect of Failure to Comply with Nasdaq Rule, page 19
2. In the first paragraph under this section, please revise to explain the Nasdaq rule to which you refer. Please include an explanation of Nasdaq rule 4350 (i).
3. We note your response to comments 9 and 10. We note from section
12 of the purchase agreement you may not cause the issuance of common stock or securities convertible into shares of common stock if the shares could equal 20% or more of the shares outstanding without obtaining shareholder approval. Also, we note your disclosure on page 20 that even if you do not obtain shareholder approval, the issuance of shares will be valid. Please revise to eliminate this inconsistency.
4. In addition, please revise to eliminate the inconsistency which results from your discussion of Nasdaq delisting as this becomes a problem only if you issue shares without obtaining shareholder approval.

*	*	*

	As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Albert Lee at (202) 551-3654 or me at (202)
551-
3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Nina S. Gordon
	Broad and Cassel
	7777 Glades Road, Suite 300
	Boca Raton, Florida 33434

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Richard A. Widdicombe
21st Century Holding Company
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